Exhibit 99.6

The Board of Directors

Gemstar-TV Guide International, Inc

6922 Hollywood Blvd.

Los Angeles, California 90028

Dear Members of the Board:

We hereby consent to the inclusion by reference of our opinion letter, dated December 6, 2007, to the Board of Directors of Gemstar-TV Guide International, Inc (“Gemstar”), and reference thereto, in, the Registration Statement of Form S-4 of Macrovision Solutions Corporation. By giving such consent, we do not thereby admit that we are experts with respect to any part of such Registration Statement within the meaning of the term “expert” as used in, or that we come within the category of persons whose consent is required under the Securities Act of 1933, as amended, or the rules and regulations of the Securities and Exchange Commission promulgated thereunder.

/s/ Gavin Slader
UBS SECURITIES LLC

May 2, 2008

UBS Investment Bank is a business group of UBS AG.

UBS Securities LLC is a subsidiary of UBS AG